UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 29, 2021

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Second Quarter and First Half 2021 Results”, dated July 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 29, 2021	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Second Quarter and First Half 2021 Results

Starting to recapture pre-COVID momentum; on-track to meet full-year guidance

29 July 2021

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the second quarter and first half ended 3 July 2021:

	3 July	27 June	Reported	Underlying
	2021	2020	growth	growth
	$m	$m	%	%
Second Quarter Results[1,2]
Revenue	1,335	901	48.2	40.3

Half Year Results[1,2]
Revenue	2,599	2,035	27.8	21.3
Operating profit/(loss)	239	(5)
Operating profit/(loss) margin (%)	9.2	(0.2)
EPS (cents)	23.4	11.5

Trading profit	459	172
Trading profit margin (%)	17.6	8.5
EPSA (cents)	38.8	13.4

Q2 Trading Highlights1,2

●	Q2 revenue of $1,335 million (2020: $901 million), up 48.2% on a reported basis and 40.3% on an underlying basis
●	All franchises delivered strong growth on 2020 as COVID restrictions eased and levels of elective surgery returned towards normal in many markets
●	Relative to Q2 2019, Sports Medicine & ENT and Advanced Wound Management, two of our three franchises, and the US, our largest market, delivered positive underlying revenue growth

H1 Highlights1,2

●	H1 revenue of $2,599 million (2020: $2,035 million), up 27.8% on a reported basis and 21.3% on an underlying basis
●	Operating profit of $239 million (2020: operating loss of -$5 million)
●	Trading profit of $459 million (2020: $172 million). Trading profit margin of 17.6% (2020: 8.5%) reflects headwinds relative to pre-COVID levels from increased investment, negative leverage from fixed costs and higher logistics/freight costs
●	Significant contributions from recently launched products and acquired assets
●	Operational improvement programme across manufacturing, warehousing and distribution underway
●	Continuing to support employees with roll-out of flexible working programme
●	Interim dividend of 14.4¢, in-line with prior year, supported by strong cash generation

Guidance Unchanged

●	Targeting underlying revenue growth in range of 10.0% to 13.0%; and
●	Trading profit margin in range of 18.0% to 19.0%
●	Guidance assumes surgery volumes largely unconstrained by COVID in second half of 2021

Roland Diggelmann, Chief Executive Officer, said:

“Our performance in the first half of 2021 demonstrates the value of our continued investment in our portfolio, our pipeline and our people. This has put us in a strong position as COVID restrictions eased and levels of elective surgery began to return to normal, with new products and recently acquired assets performing well across the portfolio.

“Looking ahead, we believe we are well positioned to deliver on our guidance for this year. We also remain focused on setting ourselves up for sustainable success in the medium-term, prioritising revenue growth from our R&D pipeline, unlocking further value from acquisitions, and driving commercial and operational excellence.”

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s second quarter and first half results will be held at 8.30am BST / 3.30am EDT, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2020 period or equivalent 2019 period where specified.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 31 to 34 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.	Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 31 to 34 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith+Nephew Second Quarter Trading and First Half 2021 Results

Delivering on our Priorities

Our three priorities for 2021 build on the work undertaken and investments made in 2020 and are underpinned by our long-term Strategic Imperatives.

1.	Return to top-line growth and recapture pre-COVID momentum
2.	Deliver further operational improvement across the Group
3.	Continue to respond effectively to COVID

We are encouraged by our progress in the first half of 2021 across all three priorities. First half revenue was $2,599 million (2020: $2,035 million), up 27.8% on a reported basis and 21.3% on an underlying basis, our operational improvement programmes are on track, and we continue to adapt to respond effectively to COVID.

1.	Return to top-line growth and recapture pre-COVID momentum

Our first priority for 2021 is to return to top-line growth and recapture the momentum we were building prior to COVID, with the consequence of increasing earnings through operating leverage. This priority aligns with the first three of our Strategic Imperatives targeted at improving revenue growth.

One area of focus is to drive higher returns from our differentiated product portfolio. As we entered 2021 a number of recent product launches were at early stages and we have made good progress expanding these into new markets and to new customers. Our OR3O◊ Dual Mobility Hip System is helping to drive growth in Hip Implants, and our new robotics platform the CORI◊ Surgical System is being well-received in the US and has been launched into other markets including Australia and India, with Europe to follow later this year. We have also continued to invest more into R&D, and have launched a number of new products and are securing regulatory approvals across our extensive pipeline of near-term innovation.

We are also starting to see significant benefits from a number of recent acquisitions. The Osiris acquisition is transforming the growth profile of Advanced Wound Bioactives as we train the Osiris and SANTYL◊ focused sales forces to cross-sell the portfolio. In Sports Medicine, REGENETEN◊ and NOVOSTITCH◊ are delivering strong growth in the US, and are only at the start of their launch in other markets. In Orthopaedics the collaboration with Brainlab for robotics and digital surgery is achieving its milestones. The Extremity Orthopaedics business acquired in January 2021 grew strongly in the first half despite market conditions, and we are excited by the potential for cross-selling our respective portfolios and its new product pipeline. The Tula◊ System, acquired in January 2020, has the potential to transform tympanostomy tube treatment of children as ENT surgery levels recover.

2.	Deliver further operational improvement across the Group

Our second priority for 2021 is to drive further operational improvement across the Group in order to provide more resources for investment in the medium term, including in R&D. This priority aligns to our Strategic Imperative to become the best owner.

During the first half we continued our programme to optimise our manufacturing network. Preparations at our new manufacturing facility in Malaysia are on track, and we expect first production towards the end of 2022. We are consolidating our network and continue to transfer our global warehousing and distribution functions in the US and Europe to a specialist third party partner. These and other changes are expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million, as previously announced. These efficiencies will help offset the cost and price pressures that the business regularly faces.

3.	Continue to respond effectively to COVID

We continue to prioritise the health and wellbeing of employees. As restrictions lift in our markets we are taking a measured approach to reopening offices, and continue to encourage employees to take advantage of flexible working arrangements where they can. In some locations, such as India, we have worked to support employees and their families as COVID infection levels rose significantly, including organising vaccination drives. During the period Smith+Nephew gifted raw materials and equipment and provided ex-gratia consultancy to OxVent to support the manufacture of its simple, low-cost ventilator in India. The OxVent ventilator was developed in 2020 by University of Oxford and King’s College London in collaboration with Smith+Nephew.

Second Quarter 2021 Trading Update

Our second quarter revenue was $1,335 million (2020: $901 million), representing revenue growth of 48.2% including a 140bps benefit from acquisitions and 650bps benefit from foreign exchange (primarily due to movements in the Euro, Renminbi, and Australian Dollar). On an underlying basis revenue was up 40.3% year-on-year, reflecting a weak comparator as Q2 2020 saw the peak impact of COVID on our business. Compared to Q2 2019, our Q2 2021 revenue was down -1.0% on an underlying basis.

The second quarter comprised 64 trading days, one more than the equivalent period in 2020. Q2 2019 comprised 63 trading days.

All three franchises delivered strong year-on-year revenue growth in the quarter, with Orthopaedics up 43.4% (53.0% reported), Sports Medicine & ENT up 50.9% (58.5% reported) and Advanced Wound Management up 27.2% (33.5% reported). Our performance reflects the easing of COVID restrictions and increased levels of elective surgery in many markets, as well as our decisions during the last twelve months to maintain investment in our sales force, new product development and launches, and focus on improving commercial execution.

Encouragingly, two of our franchises delivered positive underlying revenue growth over 2019 levels, with Sports Medicine & ENT up 1.3% and Advanced Wound Management up 5.1%. Although Orthopaedics revenue was down -6.2% underlying against Q2 2019, the franchise built on its first quarter 2021 performance as restrictions on elective surgery continued to ease, albeit held back by near-term supply constraints in some product lines.

Geographically, revenue growth was 46.8% against Q2 2020 (53.9% reported) in our Established Markets and 16.2% (26.4% reported) in Emerging Markets.

In Established Markets, the US delivered 51.3% revenue growth (54.1% reported) as elective surgery levels recovered strongly across the majority of categories. Revenue from our Other Established Markets was up 40.1% (53.7% reported), with surgery volumes improving in Europe over the first quarter, although still below pre-COVID levels, and Japan and Australia weakened as some restrictions were reimposed.

In Emerging Markets performance from China was held back by distributor ordering patterns ahead of the previously highlighted new government tendering programme, and other markets including India, Middle East and Latin America continued to be impacted by COVID-related restrictions.

Second Quarter Consolidated Revenue Analysis

Q2 2021 to Q2 2020

	3 July	27 June	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	557	364	53.0	43.4	3.5	6.1
Knee Implants	226	137	65.5	58.8	-	6.7
Hip Implants	161	112	43.6	37.2	-	6.4
Other Reconstruction(ii)	21	12	72.1	64.0	-	8.1
Trauma & Extremities	149	103	44.3	28.2	11.4	4.7

Sports Medicine & ENT	391	247	58.5	50.9	-	7.6
Sports Medicine Joint Repair	211	129	63.6	55.9	-	7.7
Arthroscopic Enabling Technologies	147	96	53.0	45.5	-	7.5
ENT (Ear, Nose and Throat)	33	22	51.8	45.2	-	6.6

Advanced Wound Management	387	290	33.5	27.2	-	6.3
Advanced Wound Care	186	144	29.4	20.6	-	8.8
Advanced Wound Bioactives	132	101	30.6	29.9	-	0.7
Advanced Wound Devices	69	45	52.6	42.8	-	9.8

Total	1,335	901	48.2	40.3	1.4	6.5

Consolidated revenue by geography
US	677	440	54.1	51.3	2.8	-
Other Established Markets(iii)	422	274	53.7	40.1	0.7	12.9
Total Established Markets	1,099	714	53.9	46.8	1.8	5.3
Emerging Markets	236	187	26.4	16.2	-	10.2
Total	1,335	901	48.2	40.3	1.4	6.5
(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Reconstruction includes robotics capital sales, the joint reconstruction business acquired from Brainlab and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Q2 2021 to Q2 2019

	3 July	29 June	Reported	Underlying	Acquisitions	Currency
	2021	2019	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	557	552	0.9	-6.2	5.3	1.8
Sports Medicine & ENT	391	379	3.3	1.3	-	2.0
Advanced Wound Management	387	352	10.1	5.1	2.1	2.9

Total	1,335	1,283	4.1	-1.0	3.0	2.1

Consolidated revenue by geography
US	677	635	6.8	2.3	4.5	-
Other Established Markets(ii)	422	402	4.9	-3.5	1.8	6.6
Total Established Markets	1,099	1,037	6.0	-	3.3	2.7
Emerging Markets	236	246	-4.1	-5.3	1.6	-0.4
Total	1,335	1,283	4.1	-1.0	3.0	2.1
(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Orthopaedics

Knee Implants revenue was up 58.8% (65.5% reported) and Hip Implants up 37.2% (43.6% reported) as volumes improved in our Established Markets, with Knee Implants performance in particular reflecting an especially weak Q2 2020 comparator. Hip Implants included good performances from the REDAPT◊ Revision Hip System and OR3O Dual Mobility Hip System. We remain on track to launch our cementless knee implant system later this year following required regulatory clearances/approvals.

Other Reconstruction delivered revenue growth of 64.0% (72.1% reported) driven by US sales of our new handheld robotics platform the CORI Surgical System. We also announced a new study showing that computer-guided technology for total hip arthroplasty, such as Smith+Nephew’s RI.HIP◊ NAVIGATION, significantly reduces the risk of revision and increases patient satisfaction when using our implants.

In Trauma & Extremities revenue was up 28.2% (44.3% reported, including 11.4% benefit from the Extremity Orthopaedics acquisition). This included strong performances from our EVOS◊ Plating System as well as from the TAYLOR SPATIAL FRAME◊ External Fixator as elective limb deformity case volumes started to recover.

Sports Medicine & ENT

Sports Medicine Joint Repair delivered revenue growth of 55.9% (63.6% reported) in the quarter. Within this we delivered a good performance across both meniscal and shoulder repair, driven by technologies developed by Smith+Nephew and acquired assets. In July we announced the launch of the FAST-FIX FLEX◊ Meniscal Repair System extending our leading meniscal repair portfolio.

Arthroscopic Enabling Technologies revenue was up 45.5% (53.0% reported), with good growth from our COBLATION◊ technologies and high definition video portfolio. We launched the DOUBLEFLO◊ Inflow/Outflow Pump and 4KO◊ (Optimized) Arthroscopes and Laparoscopes in the quarter.

ENT revenue was up 45.2% (51.8% reported), although overall paediatric procedures remain below historical levels with tonsillectomies and ear tubes showing slow recovery. As a result the introduction of Tula, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections, continued to be impacted.

Advanced Wound Management

Advanced Wound Care revenue was up 20.6% (29.4% reported) driven by good growth from our ALLEVYN◊ Life range of foam dressings. All regions contributed to the robust performance, including a strong quarter in the US.

Advanced Wound Bioactives revenue was up 29.9% (30.6% reported) including growth from our enzymatic debrider SANTYL and a strong quarter from the acquired skin substitute products GRAFIX◊ and STRAVIX◊.

Advanced Wound Devices revenue was up 42.8% (52.6% reported), reflecting strong demand for our negative pressure wound therapy portfolio in the US and Europe, supported by recovering levels of elective surgery.

First Half 2021 Consolidated Analysis

Smith+Nephew results for the first half ended 3 July 2021:

	Half year	Half year	Reported
	2021	2020	growth
	$m	$m	%
Revenue	2,599	2,035	27.8
Operating profit/(loss)	239	(5)	n/m
Acquisition and disposal related items	12	5
Restructuring and rationalisation costs	77	56
Amortisation and impairment of acquisition intangibles	87	83
Legal and other	44	33
Trading profit(i)	459	172	166
	¢	¢
Earnings per share ('EPS')	23.4	11.5	104
Acquisition and disposal related items	(2.2)	0.5
Restructuring and rationalisation costs	7.2	5.0
Amortisation and impairment of acquisition intangibles	7.7	7.3
Legal and other	2.7	3.1
UK tax litigation	-	(14.0)
Adjusted Earnings per share ('EPSA')(i)	38.8	13.4	189

(i)	See Other Information on pages 31 to 34

First Half 2021 Analysis

Our first half revenue was $2,599 million (H1 2020: $2,035 million), up 27.8% on a reported basis including a foreign exchange tailwind of 470bps and 180bps benefit from acquisitions. Revenue was up 21.3% on an underlying basis. The first half comprised 128 trading days, three more than the equivalent period in 2020. H1 2019 comprised 126 trading days.

The Group reported an operating profit of $239 million (H1 2020: operating loss of
-$5 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred in the first half (see Other Information on pages 31 to 34).

Trading profit was $459 million in the first half (H1 2020: $172 million), with a trading profit margin of 17.6% (H1 2020: 8.5%). The margin expansion reflects improved trading compared to 2020, along with discretionary cost control. Compared to pre-COVID levels, there are still headwinds including from increased investments in R&D, M&A and new launches; ongoing COVID-related negative leverage from fixed costs; and higher logistics and freight costs.

Restructuring costs, primarily related to the Operations and Commercial Excellence programme, totalled $77 million in the first half, with incremental benefits recognised of around $20 million.

Each of the three global franchises contributed to the improvement in trading profit in the first half of 2021 (see Note 2 to the Interim Financial Statements).

Cash generated from operations was $459 million (H1 2020: $125 million) and trading cash flow was $404 million (H1 2020: $25 million) as we continued to invest in capital expenditure, including progressing changes to our manufacturing network (see Other Information on pages 31 to 34 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 88% (H1 2020: 14%), reflecting the improved trading performance.

The net interest charge within reported results was $39 million (H1 2020: $21 million) including $4 million from the application of IFRS 16 Leases (H1 2020: $3 million). The higher net interest charge reflects interest on the corporate bond issued in October 2020 and a full half year of interest on the $550 million of private placement notes drawn in June 2020. The Group’s net debt, excluding lease liabilities, at 3 July 2021 was $1,989 million (see Note 7 to the Interim Financial Statements) with committed facilities of $4.4 billion.

Our reported tax for the period ended 3 July 2021 was a charge of $18 million (H1 2020 reported tax credit: $134 million). The tax rate on trading results for the period ended 3 July 2021 was 18.3% (H1 2020: 17.0%) (see Note 4 to the Interim Financial Statements and Other Information on pages 31 to 34 for further details on taxation).

Basic earnings per share (‘EPS’) was 23.4¢ (46.8¢ per ADS) (H1 2020: 11.5¢ per share). Adjusted earnings per share (‘EPSA’) was 38.8¢ (77.6¢ per ADS) (H1 2020: 13.4¢ per share).

On 4 January 2021 the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation for a provisional fair value of consideration of $237 million. The provisional fair value of assets acquired included $112 million for intangible assets and $85 million for goodwill.

Interim Dividend

The interim dividend is 14.4¢ per share (28.8¢ per ADS), in line with 2020. This equates to 10.5p per share at prevailing exchange rates as of 23 July 2021. The interim dividend is payable on 27 October 2021 to shareholders whose names appear on the register at the close of business on 1 October 2021 (see Note 5 to the Interim Financial Statements for further detail).

Outlook

Smith+Nephew’s guidance is unchanged from that given with the first quarter Trading Update on 29 April 2021.

We are targeting underlying revenue growth for 2021 in the range of 10.0% to 13.0%. On a reported basis this equates to a range of around 14.4% to 17.4%, with a foreign exchange benefit of 250bps based on exchange rates prevailing on 23 July 2021 and completed acquisitions adding around 190bps.

We expect our Hip Implants business to continue to outperform Knee Implants, our Sports Medicine & ENT franchise to perform strongly as markets recover, and for

Advanced Wound Management’s growth trajectory to improve as commercial changes continue to deliver benefits.

Our 2021 trading profit margin guidance range is 18.0% to 19.0%. Consistent with our previous outlook, relative to 2019 (the year before COVID) we continue to anticipate a temporary headwind from the impact of reduced production volumes on gross margin as a result of COVID, as well as dilution of around 100bps from the increased investment in R&D and around 150bps from completed acquisitions. Foreign exchange will be an additional headwind of around 100bps. Finally, we expect to see a headwind in the second half from continued higher logistics and freight costs.

The revenue and trading profit margin targets assume that surgery volumes are largely unconstrained by COVID in the second half.

We continue to expect the tax rate on trading results for 2021 to be in the range of 18.0% to 19.0%, subject to any material changes to tax law, or other one-off items.

Looking ahead, we will continue to build for the medium-term, prioritising revenue growth through investing behind R&D and our exciting new product pipeline, unlocking further value from recent acquisitions, and driving our commercial execution and efficiency programmes.

Forward calendar

The Q3 Trading Report will be released on 4 November 2021.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

H1 2021 to H1 2020

	3 July	27 June	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,097	861	27.4	19.2	4.2	4.0
Knee Implants	438	367	19.5	15.8	-	3.7
Hip Implants	315	249	26.6	21.9	-	4.7
Other Reconstruction(ii)	47	33	40.2	35.3	-	4.9
Trauma & Extremities	297	212	40.2	19.6	17.0	3.6

Sports Medicine & ENT	764	575	32.9	28.0	-	4.9
Sports Medicine Joint Repair	409	301	35.9	31.0	-	4.9
Arthroscopic Enabling Technologies	293	223	31.7	26.5	-	5.2
ENT (Ear, Nose and Throat)	62	51	20.5	16.6	-	3.9

Advanced Wound Management	738	599	23.2	18.0	-	5.2
Advanced Wound Care	361	302	19.5	12.2	-	7.3
Advanced Wound Bioactives	247	192	29.0	28.4	-	0.6
Advanced Wound Devices	130	105	23.5	16.9	-	6.6

Total	2,599	2,035	27.8	21.3	1.8	4.7

Consolidated revenue by geography
US	1,317	1,021	29.1	26.0	3.1	-
Other Established Markets(iii)	831	653	27.2	15.7	1.1	10.4
Total Established Markets	2,148	1,674	28.3	21.8	2.1	4.4
Emerging Markets	451	361	25.1	19.2	-	5.9
Total	2,599	2,035	27.8	21.3	1.8	4.7

(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Reconstruction includes robotics capital sales, the joint reconstruction business acquired from Brainlab and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

H1 2021 to H1 2019

	3 July	29 June	Reported	Underlying	Acquisitions	Currency
	2021	2019	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,097	1,098	-0.1	-6.6	5.0	1.5
Sports Medicine & ENT	764	747	2.3	0.5	-	1.8
Advanced Wound Management	738	640	15.4	5.0	7.4	3.0

Total	2,599	2,485	4.6	-1.5	4.2	1.9

Consolidated revenue by geography
US	1,317	1,203	9.5	2.1	7.4	-
Other Established Markets(ii)	831	817	1.7	-5.7	1.4	6.0
Total Established Markets	2,148	2,020	6.3	-1.1	4.8	2.6
Emerging Markets	451	465	-3.0	-3.1	1.3	-1.2
Total	2,599	2,485	4.6	-1.5	4.2	1.9

(i)Underlying growth is defined in Note 1 on page 2

(ii)Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2021 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the Half Year ended 3 July 2021

		Half year	Half year
		2021	2020
	Notes	$m	$m
Revenue	2	2,599	2,035
Cost of goods sold		(806)	(646)
Gross profit		1,793	1,389
Selling, general and administrative expenses		(1,383)	(1,246)
Research and development expenses		(171)	(148)
Operating profit/(loss)	2	239	(5)
Interest income		3	3
Interest expense		(42)	(24)
Other finance costs		(9)	(5)
Share of results of associates		10	(3)
Profit on disposal of interest in associate	3	22	-
Profit/(loss) before taxation		223	(34)
Taxation	4	(18)	134
Attributable profitA		205	100
Earnings per shareA
Basic		23.4¢	11.5¢
Diluted		23.3¢	11.4¢

Unaudited Group Statement of Comprehensive Income for the Half Year ended 3 July 2021

	Half year	Half year
	2021	2020
	$m	$m
Attributable profitA	205	100
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	25	17
Taxation on other comprehensive income	(11)	(5)
Total items that will not be reclassified to income statement	14	12

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(23)	(85)
Net gains/(losses) on cash flow hedges	33	(4)
Taxation on other comprehensive income	(4)	1
Total items that may be reclassified subsequently to income statement	6	(88)
Other comprehensive income/(loss) for the period, net of taxation	20	(76)
Total comprehensive income for the periodA	225	24

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 3 July 2021

		3 July	31 December	27 June
		2021	2020	2020
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,453	1,449	1,353
Goodwill		2,991	2,928	2,852
Intangible assets		1,494	1,486	1,546
Investments		10	9	10
Investment in associates		136	108	96
Other non-current assets		26	33	30
Retirement benefit assets		156	133	129
Deferred tax assets		225	202	224
		6,491	6,348	6,240
Current assets
Inventories		1,750	1,691	1,721
Trade and other receivablesB		1,305	1,211	1,231
Cash at bank	7	1,387	1,762	347
		4,442	4,664	3,299
TOTAL ASSETS		10,933	11,012	9,539

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	177	177
Share premium		614	612	611
Capital redemption reserve		18	18	18
Treasury shares		(140)	(157)	(177)
Other reserves		(323)	(329)	(412)
Retained earnings		4,985	4,958	4,743
Total equity		5,331	5,279	4,960

Non-current liabilities
Long-term borrowings and lease liabilities	7	2,916	3,353	2,476
Retirement benefit obligations		151	163	149
Other payables		81	94	105
Provisions		197	294	170
Deferred tax liabilities		137	141	163
		3,482	4,045	3,063

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	7	650	337	163
Trade and other payables		1,046	1,022	875
Provisions		209	123	236
Current tax payable		215	206	242
		2,120	1,688	1,516
Total liabilities		5,602	5,733	4,579
TOTAL EQUITY AND LIABILITIES		10,933	11,012	9,539

B	Trade and other receivables includes a current tax receivable of $93 million (31 December 2020: $95 million, 27 June 2020: $100 million).

Unaudited Condensed Group Cash Flow Statement for the Half Year ended 3 July 2021

	Half year	Half year
	2021	2020
	$m	$m
Cash flows from operating activities
Profit/(loss) before taxation	223	(34)
Net interest expense	39	21
Depreciation, amortisation and impairment	294	271
Share of results of associates	(10)	3
Profit on disposal of interest in associate	(22)	-
Share-based payments expense (equity-settled)	23	15
Net movement in post-retirement obligations	(4)	2
Movement in working capital and provisions	(84)	(153)
Cash generated from operations	459	125
Net interest and finance costs paid	(38)	(21)
Income taxes paid	(58)	(31)
Net cash inflow from operating activities	363	73

Cash flows from investing activities
Acquisitions, net of cash acquired	(259)	(139)
Capital expenditure	(175)	(188)
Purchase of investments	(1)	(3)
Distribution from associate	4	4
Net cash used in investing activities	(431)	(326)
Net cash outflow before financing activities	(68)	(253)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	2	1
Proceeds from own shares	4	2
Purchase of own shares	-	(16)
Payment of capital element of lease liabilities	(28)	(24)
Equity dividends paid	(203)	(202)
Cash movements in borrowings	(73)	561
Settlement of currency swaps	(4)	3
Net cash (used in)/from financing activities	(302)	325

Net (decrease)/increase in cash and cash equivalents	(370)	72
Cash and cash equivalents at beginning of year	1,751	257
Exchange adjustments	(2)	(3)
Cash and cash equivalents at end of periodC	1,379	326

C	Cash and cash equivalents at the end of the period are net of overdrafts of $8 million (27 June 2020: $21 million).

Unaudited Group Statement of Changes in Equity for the Half Year ended 3 July 2021

			Capital
	Share	Share	Redemption	Treasury	Other	Retained	Total
	Capital	Premium	Reserve	Shares	Reserves	Earnings	Equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2021	177	612	18	(157)	(329)	4,958	5,279
Attributable profitA	-	-	-	-	-	205	205
Other comprehensive incomeA	-	-	-	-	6	14	20
Equity dividends paid	-	-	-	-	-	(203)	(203)
Share-based payments recognised	-	-	-	-	-	23	23
Taxation on share-based payments	-	-	-	-	-	1	1
Cost of shares transferred to beneficiaries	-	-	-	17	-	(13)	4
Issue of ordinary share capital	-	2	-	-	-	-	2
At 3 July 2021	177	614	18	(140)	(323)	4,985	5,331

			Capital
	Share	Share	Redemption	Treasury	Other	Retained	Total
	capital	Premium	Reserve	Shares	Reserves	Earnings	Equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2020	177	610	18	(189)	(324)	4,849	5,141
Attributable profitA	-	-	-	-	-	100	100
Other comprehensive incomeA	-	-	-	-	(88)	12	(76)
Equity dividends paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	15	15
Taxation on share-based payments	-	-	-	-	-	(5)	(5)
Purchase of own sharesD	-	-	-	(16)	-	-	(16)
Cost of shares transferred to beneficiaries	-	-	-	17	-	(15)	2
Cancellation of treasury sharesD	-	-	-	11	-	(11)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 27 June 2020	177	611	18	(177)	(412)	4,743	4,960

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

D	During the half year ended 3 July 2021 no ordinary shares were purchased or cancelled (2020: 0.6 million ordinary shares were purchased at a cost of $16 million and 0.6 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries.

These Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, these Interim Financial Statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s annual accounts for the year ended 31 December 2020 which were prepared in accordance with International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The Group also prepared these annual accounts in accordance with IFRS as issued by International Accounting Standards Board (‘IASB’). IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. The annual accounts of the Group for the year ended 31 December 2021 will be prepared in accordance with UK-adopted international accounting standards and in accordance with IFRS as issued IASB.

The uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the recent COVID pandemic has been considered as part of the Group’s adoption of the going concern basis for its Interim Financial Statements for the period ended 3 July 2021, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these Interim Financial Statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these Interim Financial Statements for the reasons set out below.

The Group’s net debt, excluding lease liabilities, at 3 July 2021 was $1,989 million (see Note 7) with committed facilities of $4.4 billion. The Group has $190 million of private placement debt due for repayment in the second half of 2021. A further $125 million of private placement debt and a $319 million Euro term loan are due for repayment in 2022. $1,475 million of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of further waves of restrictions on elective procedures. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors believe that the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the forecast period. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2020. The principal risks and uncertainties continue to be: business continuity and business change; commercial execution; cybersecurity; finance; global supply chain; legal and compliance risks; mergers and acquisitions; new product innovation, design & development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory and talent management. Further detail on these risks can be found in the 2020 Annual Report of the Group on pages 56-63.

Management continue to include COVID in a number of the risks outlined above, particularly in the business continuity and business change risk. Management’s response to COVID continues to be coordinated through a Crisis Management Team which was first convened in 2020 within the existing business continuity and incident management framework. COVID related uncertainty continues to impact commercial execution, global supply chain and finance principal risks. The ongoing impact of the COVID pandemic on employees continues to be the highest risk on the HR risk register.

The risks associated with the current uncertainty around global trade are included under the political and economic risk. The growing complexity in the relationship between the US and China may increase the likelihood and impact of this risk.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2020. The Group’s statutory financial statements for the year ended 31 December 2020 have been delivered to the Registrar of Companies.

New accounting standards effective 2021

A number of new amendments to standards are effective from 1 January 2021 but they do not have a material effect on the Group’s financial statements. Refer to Note 8a for further details on the impact of IBOR reform.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

Critical judgements and estimates

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s accounting policies do not include any critical judgements. The Group’s significant accounting policies which required the most use of management’s estimation in the half year ended 3 July 2021 were: valuation of inventories; liability provisioning and impairment. These are consistent with 31 December 2020 and there has been no change in the methodology of applying these critical estimates since the year ended 31 December 2020.

Management have considered the impact of the continuing uncertainty from COVID:

Valuation of inventories

Management have assessed the continuing impact of COVID on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Management have not changed their methodology for calculating the provision since 31 December 2020, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to acquisitions, the provision has increased from $377 million at 31 December 2020 to $431 million at 3 July 2021. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $431 million at 3 July 2021.

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in the second half of 2021 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. Management considered whether there had been any changes to the number and value of claims since 31 December 2020 due to COVID and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

Impairment

Management have assessed the non-current assets held by the Group at 3 July 2021 to identify any indicators of impairment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. No material impairments were identified as a result of the impairment reviews undertaken.

2.    Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchise in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

The Executive Committee (‘ExCo’), comprises the Chief Financial Officer (‘CFO’), three franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	Half year	Half year
	2021	2020
	$m	$m
Segment revenue
Orthopaedics	1,097	861
Sports Medicine & ENT	764	575
Advanced Wound Management	738	599
Revenue from external customers	2,599	2,035

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	Half year	Half year
	2021	2020
	$m	$m
Knee Implants	438	367
Hip Implants	315	249
Other Reconstruction	47	33
Trauma & Extremities	297	212
Orthopaedics	1,097	861
Sports Medicine Joint Repair	409	301
Arthroscopic Enabling Technologies	293	223
ENT (Ear, Nose & Throat)	62	51
Sports Medicine & ENT	764	575
Advanced Wound Care	361	302
Advanced Wound Bioactives	247	192
Advanced Wound Devices	130	105
Advanced Wound Management	738	599
Total	2,599	2,035

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2021			Half year 2020
	Established Markets (E)	Emerging Markets	Total	Established Markets (E)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,495	366	1,861	1,144	292	1,436
Advanced Wound Management	653	85	738	530	69	599
Total	2,148	451	2,599	1,674	361	2,035

E	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,317 million (2020: $1,021 million), China revenue for the half year was $183 million (2020: $140 million) and UK revenue for the half year was $91 million (2020: $75 million).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	Half year	Half year
	2021	2020
	$m	$m
Segment profit
Orthopaedics	204	120
Sports Medicine & ENT	214	107
Advanced Wound Management	228	107
Segment trading profit	646	334
Corporate costs	(187)	(162)
Group trading profit	459	172
Acquisition and disposal related items	(12)	(5)
Restructuring and rationalisation expenses	(77)	(56)
Amortisation and impairment of acquisition intangibles	(87)	(83)
Legal and other	(44)	(33)
Group operating profit/(loss)	239	(5)

Acquisition and disposal related items:

For the half year ended 3 July 2021 costs primarily relate to the acquisition and integration of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’) and prior year acquisitions. For the half year ended 27 June 2020 costs primarily relate to the acquisition and integration of Tusker and prior year acquisitions.

Restructuring and rationalisation costs:

For the half years ended 3 July 2021 and 27 June 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles:

For both the half years ended 3 July 2021 and 27 June 2020 charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other:

For the half years ended 3 July 2021 and 27 June 2020 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations (MDR) that apply from May 2021.

3.    Profit on disposal of interest in associate

On 11 February 2021 Bioventus LLC (‘Bioventus’), an associate undertaking of the Group, commenced trading on the Nasdaq Global Select Market via its holding company, Bioventus Inc., under the symbol ‘BVS’. As a consequence of this public offering and the raising of $106 million after expenses through issuing new common stock, the equity holding of the Smith+Nephew Group has decreased from approximately 47.6% at 31 December 2020 to approximately 38.7% at 11 February 2021.

In the half year ended 3 July 2021 there was a net (non-cash) gain on the dilution of the Group’s shareholding in Bioventus of $22 million which reflects the net impact of the reduction in the Group’s equity holding and the Group’s interest in the net proceeds.

4.    Taxation

Tax rate

Our reported tax for the period ended 3 July 2021 was a charge of $18 million (H1 2020 reported tax credit: $134 million). The relatively low effective rate of 8.1% is explained by the non-taxable credit relating to the Bioventus investment referred to above, and a one-off increase in deferred tax assets resulting from the increase in the UK corporation tax rate due to take effect from 1 April 2023. The credit in H1 2020 was predominantly due to the successful outcome of UK tax litigation relating to a 2008 reorganisation.

EU State Aid

We have previously disclosed the potential for a future effect on our tax charge, of up to $155 million, as a result of the European Commission (EC) decision that certain aspects of the UK CFC financing exemption rules between 2013 and 2018 constituted illegal State Aid.

On 29 June 2021 we received letters from HMRC confirming that they do not consider us to have been beneficiaries of State Aid, and therefore no liabilities will be assessed. The letters also note that the EC has indicated its agreement with HMRC’s conclusion. No provision for this matter has been recognised in the Group’s Interim Financial Statements.

5.    Dividends

The 2020 final dividend totalling $203 million was paid on 12 May 2021. The 2021 interim dividend of 14.4 US cents per ordinary share was approved by the Board on 28 July 2021. This dividend is payable on 27 October 2021 to shareholders whose names appear on the register at the close of business on 1 October 2021. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 11 October 2021. Shareholders may participate in the dividend re-investment plan and elections must be made by 11 October 2021.

6.    Acquisitions

Half year ended 3 July 2021

On 4 January 2021 the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline.

The transaction comprised the acquisition of the entire issued share capital of two wholly owned US subsidiaries of Integra LifeSciences Holdings Corporation group and certain assets of the Extremity Orthopaedics business held outside the US. The maximum consideration is $240 million and the provisional fair value of consideration is $237 million and includes no deferred or contingent consideration. The consideration is subject to the finalisation of certain customary adjusting items, which will not take place until the second half of 2021.

The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Extremity Orthopaedics into the Group’s existing business, and is expected to be partly deductible for tax purposes.

The provisional fair value of assets acquired and liabilities assumed are set out below:

Extremity Orthopaedics
$m
Intangible assets - Product-related	112
Property, plant & equipment	24
Inventory	41
Other payables	(17)
Net deferred tax liability	(8)
Net assets	152
Goodwill	85
Consideration (net of nil cash acquired)	237

The cash outflow from acquisitions of $259 million for the half year ended 3 July 2021 also includes payments of deferred and contingent consideration relating to acquisitions made in prior years.

The carrying value of goodwill increased from $2,928 million at 31 December 2020 to $2,991 million at 3 July 2021. The acquisition in the half year ended 3 July 2021 increased goodwill by $85 million, this was partially offset by foreign exchange movements of $22 million.

For the half year ended 3 July 2021 the contribution from Extremity Orthopaedics to revenue was $42 million and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2020

On 23 January 2020 the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc. (“Tusker”), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition accounting was completed in 2021 with no adjustments to the provisional fair values disclosed in the Group’s 2020 Annual Report.

The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140 million and the fair value of consideration is $139 million and includes $6 million of deferred consideration and $35 million of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Tusker
$m
Intangible assets - Product-related	53
Property, plant & equipment	6
Other receivables	1
Trade and other payables	(6)
Non-current liabilities	(3)
Net deferred tax asset	5
Net assets	56
Goodwill	83
Consideration (net of nil cash acquired)	139

The cash outflow from acquisitions of $139 million for the half year ended 27 June 2020 also includes payments of deferred and contingent consideration relating to acquisitions made in prior years.

7.	Net debt

Net debt as at 3 July 2021 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	3 July	31 December	27 June
	2021	2020	2020
	$m	$m	$m
Cash at bank	1,387	1,762	347
Long-term borrowings	(2,781)	(3,207)	(2,328)
Bank overdrafts, borrowings and loans due within one year	(596)	(279)	(113)
Net currency swap asset	-	-	1
Net interest rate swap asset	1	2	3
Net debt	(1,989)	(1,722)	(2,090)
Non-current lease liabilities	(135)	(146)	(148)
Current lease liabilities	(54)	(58)	(50)
Net debt including lease liabilities	(2,178)	(1,926)	(2,288)
The movements in the period were as follows:
Opening net debt as at 1 January	(1,926)	(1,770)	(1,770)
Cash flow before financing activities	(68)	329	(253)
Non-cash additions to lease liabilities	(12)	(81)	(51)
Proceeds from issue of ordinary share capital	2	2	1
Proceeds from own shares	4	9	2
Purchase of own shares	-	(16)	(16)
Equity dividends paid	(203)	(328)	(202)
Exchange adjustments	25	(71)	1
Net debt including lease liabilities	(2,178)	(1,926)	(2,288)

The Group has $190 million of private placement debt due for repayment in 2021. A further $125 million of private placement debt and a $319 million Euro term loan are due for repayment in 2022.

A €223 million ($264 million equivalent) Euro term loan has been extended from May 2022 to mature in May 2023.

8a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	3 July	31 December	27 June	3 July	31 December	27 June
	2021	2020	2020	2021	2020	2020	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	24	20	20	24	20	20	Level 2
Investments	10	9	10	10	9	10	Level 3
Contingent consideration receivable	35	37	36	35	37	36	Level 3
Currency swaps	2	2	1	2	2	1	Level 2
Interest rate swaps	1	2	3	1	2	3	Level 2
	72	70	70	72	70	70
Financial assets not measured at fair value
Trade and other receivables	1,054	986	997
Cash at bank	1,387	1,762	347
	2,441	2,748	1,344
Total financial assets	2,513	2,818	1,414

Financial liabilities at fair value
Acquisition consideration	(121)	(128)	(133)	(121)	(128)	(133)	Level 3
Forward foreign exchange contracts	(21)	(57)	(20)	(21)	(57)	(20)	Level 2
Currency swaps	(2)	(2)	-	(2)	(2)	-	Level 2
	(144)	(187)	(153)	(144)	(187)	(153)
Financial liabilities not measured at fair value
Acquisition consideration	(20)	(37)	(45)
Bank overdrafts	(8)	(11)	(21)
Bank loans	(900)	(931)	(867)
Corporate bond	(993)	(992)	-
Private placement debt in a hedge relationship	(121)	(122)	(123)
Private placement debt not in a hedge relationship	(1,355)	(1,430)	(1,430)
Trade and other payables	(963)	(892)	(782)
	(4,360)	(4,415)	(3,268)
Total financial liabilities	(4,504)	(4,602)	(3,421)

There were no transfers between Levels 1, 2 and 3 during the half year ended 3 July 2021 and the year ended 31 December 2020. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bond issued in October 2020 is publicly listed and a market price is available. The Group’s other long term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in the half year ended 3 July 2021 and the year ended 31 December 2020 for financial instruments measured using Level 3 valuation methods are presented below:

	3 July	31 December
	2021	2020
	$m	$m
Investments
At 1 January	9	7
Additions	1	2
	10	9

Contingent consideration receivable
At 1 January	37	39
Receipts	(2)	(2)
	35	37

Acquisition consideration liability
At 1 January	(128)	(141)
Arising on acquisitions	-	(49)
Payments	7	51
Remeasurements	-	12
Discount unwind	-	(1)
	(121)	(128)

In 2020 the Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The Group had a number of interest rate swaps outstanding at 31 December 2020 which were all due to mature in 2021 and for which published US Dollar LIBOR rates were still available. The Group has a revolving credit facility of $1,000 million and private placement notes of $25 million which will be subject to IBOR reform. In the half year ended 3 July 2021 the Group changed the interest rates on its revolving credit facility to SOFR (Secured Overnight Financing Rate) with no material impact arising. The Group expects that the interest rates for the private placement notes will also be changed to SOFR and that no material gain or loss will arise as a result.

8b.  Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have increased since 31 December 2020 by 60bps to 1.9% and 30bps to 2.7% respectively. This remeasurement gain was partially offset by a remeasurement loss from a decrease in asset performances.

9.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2021	2020	2020
Average rates
Sterling	1.39	1.28	1.26
Euro	1.20	1.14	1.10
Swiss Franc	1.10	1.07	1.03
Period-end rates
Sterling	1.38	1.37	1.24
Euro	1.18	1.23	1.12
Swiss Franc	1.08	1.14	1.05

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted for use in the UK and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

●	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

There have been no changes in the Board of Directors of Smith & Nephew plc to those listed in the Smith & Nephew plc 2020 Annual Report.

By order of the Board:

Roland Diggelmann	Chief Executive Officer	29 July 2021
Anne-Françoise Nesmes	Chief Financial Officer	29 July 2021

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed consolidated set of financial statements in the interim financial report for the period ended 3 July 2021 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the period ended 3 July 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the latest annual financial statements of the Group were prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The Group also prepared those annual accounts in accordance with IFRS as issued by International Accounting Standards Board (‘IASB’). The next annual financial statements will be prepared in accordance with UK-adopted international accounting standards and in accordance with IFRS as issued IASB.

The directors are responsible for preparing the condensed consolidated set of financial statements included in the interim financial report in accordance with IAS 34 as adopted for use in the UK, and in addition to complying with their legal obligation to do so, have also applied IAS 34 as issued by the IASB to them.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated set of financial statements in the interim financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Zulfikar Walji

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

29 July 2021

Other information

Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
	Half year	Half year	Reported	Underlying	Acquisitions	Currency
	2021	2020	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	1,097	861	27.4	19.2	4.2	4.0
Sports Medicine & ENT	764	575	32.9	28.0	-	4.9
Advanced Wound Management	738	599	23.2	18.0	-	5.2
Revenue from external customers	2,599	2,035	27.8	21.3	1.8	4.7

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (EPS).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half Year 2021 Reported	2,599	239	223	(18)	205	459	23.4
Acquisition and disposal related items	-	12	(19)	(1)	(20)	15	(2.2)
Restructuring and rationalisation costs	-	77	77	(14)	63	43	7.2
Amortisation and impairment of acquisition intangibles	-	87	87	(19)	68	-	7.7
Legal and other[7]	-	44	48	(24)	24	90	2.7
Lease liability payments	-	-	-	-	-	(28)	-
Capital expenditure	-	-	-	-	-	(175)	-
Half Year 2021 Adjusted	2,599	459	416	(76)	340	404	38.8

						Cash
			(Loss)/Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	(loss)/profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
Half Year 2020 Reported	2,035	(5)	(34)	134	100	125	11.5
Acquisition and disposal related items	-	5	5	(1)	4	9	0.5
Restructuring and rationalisation costs	-	56	56	(12)	44	69	5.0
Amortisation and impairment of acquisition intangibles	-	83	83	(19)	64	-	7.3
Legal and other[7]	-	33	31	(4)	27	34	3.1
UK tax litigation	-	-	-	(122)	(122)	-	(14.0)
Lease liability payments	-	-	-	-	-	(24)	-
Capital expenditure	-	-	-	-	-	(188)	-
Half Year 2020 Adjusted	2,035	172	141	(24)	117	25	13.4

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items: For the half year ended 3 July 2021 costs primarily relate to the acquisition and integration of Extremity Orthopaedics and prior year acquisitions. Profit before tax additionally excludes gains associated with the transaction resulting in the dilution of the Group’s shareholding in Bioventus as detailed in Note 3 to the Interim Financial statements and acquisition costs incurred by Bioventus.

For the half year ended 27 June 2020 costs primarily relate to the acquisition and integration of Tusker and prior year acquisitions.

Restructuring and rationalisation costs: For the half years ended 3 July 2021 and 27 June 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme that was announced in February 2020.

Amortisation and impairment of acquisition intangibles: For both the half years ended 3 July 2021 and 27 June 2020 charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the half years ended 3 July 2021 and 27 June 2020 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations (MDR) that apply from May 2021.

For the half year ended 3 July 2021 taxation also includes the effect of an increase in deferred tax assets on non-trading items resulting from the prospective UK tax rate increase from 19% to 25% effective from 1 April 2023. Trading cash flow additionally excludes $7 million of cash funding to closed defined benefit pension schemes.

UK tax litigation: For the half year ended 27 June 2020 the tax credit includes $122 million in respect of recovered and recoverable losses in relation to UK tax litigation as described in Note 4 to the Interim Financial Statements.